SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with article 202, paragraph 4, of Law 6404/76, hereby informs its shareholders that, under the terms approved by the 59th Ordinary Shareholders' Meeting held on April 29, 2019 ("General Meeting"), it will retain the installment of the mandatory dividends , in the amount of R$ 2,291,889 thousand, in respect of which a special dividend reserve was established, pursuant to paragraph 5 of article 202 of Law 6,404/76.

The sum of the mandatory dividends for the year ended December 31, 2018, added to the realized profits recorded in the unrealized profits reserve, totaled R$ 3,541,889 thousand as of December 31, 2018.

Meanwhile, the Company's Management reported on its financial situation, through Annex 9 of the Management Proposal related to the 59th Ordinary Shareholders' Meeting, clarifying the reasons for the incompatibility of paying full dividends. ("Management Proposal").

Among the justifications presented, the following were highlighted:

• The Company, in accordance with the resolution of the 170th Extraordinary General Meeting, assumed debt of the distributors privatized by Eletrobras, increasing its gross debt from R$ 45.6 billion on December 31, 2017 to R$ 54.8 billion, on December 31, 2018;

• The Company has financial obligations with financial institutions and maturity of bonds issued abroad, the latter in the amounts of US$ 1 billion in 2019 and US$ 1.75 billion in 2021.

Below is an estimate of the Company's principal financial obligations in the coming years:

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

On the other hand, the result for the year ended on December 31, 2018 was strongly influenced by reversals of accounting provisions, which are economic and non-financial results, which did not generate immediate cash for the Company. The result was, among others, the positive effect of the reversal of the net equity of the distributors Ceron - Centrais Elétricas de Rondônia, Cepisa - Companhia Energética do Piauí, Eletroacre - Companhia de Eletricidade do Acre and Boa Vista - Boa Vista Energia SA, about R$ 2.9 billion, as well as a partial reversal of Angra 3 Nuclear Power Plant, in the amount of R$ 7.2 billion operating provisions, thus being an economic result, for corporate purposes, but not a cash generator.

Therefore, the full distribution of the mandatory dividend would generate a cash imbalance in the Company, and could jeopardize the payment of the other obligations already assumed by the Company. Due to this reason, the payment of the entire amount of the mandatory dividends is incompatible with its financial situation of the Company.

On the occasion of the management proposal of the 59th Ordinary General Meeting, the Company's Fiscal Council issued an opinion confirming the Company's incapacity to make full payment of the mandatory dividends, according to a document filed in the Empresa.net System.

However, pursuant to paragraph 5 of article 202 of Law 6,404/76, the Company notes that the amounts recorded in said special reserve, which are not absorbed by losses in subsequent years, should be declared and paid as dividends as soon as the the Company's financial situation so permits.

Finally, considering that the retention of mandatory dividends was partial, and that there was a declaration of a dividend payment related to the year ended on December 31, 2018, the Company will proceed, pursuant to Notice to Shareholders disclosed on April 29, 2019, to the payment of dividends to the Company's holders of class "A" and "B" preferred shares and common shares, up to December 31, 2019, in the amount of approximately (i) R$ 368,868 thousand for the holders of preferred shares, equivalent to R$ 1.85151809872 per class "A" preferred share and R$ 1.38863857404 per class "B" preferred share, as of December 31, 2018; and (ii) R$ 881,132 thousand, equivalent to R$ 0.81057158320 per common share, on the base date of December 31, 2018. Such declared dividend amounts will be updated based on the positive variation of the SELIC rate, pro rata temporis, from January 1, 2019 until the effective payment date, which will occur in due time until December 31, 2019, as resolved by the shareholders meeting at the General Meeting, in compliance with paragraph 3 of article 205 of Law 6,404/76.

Rio de Janeiro, May 2, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.